FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                                FOR JUNE 17, 2002




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)



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DESWELL [LOGO]


                                            CONTACT:
                                            John G. Nesbett
                                            Ryan Daniels
                                            Lippert/Heilshorn & Associates
                                            212-838-3777
                                            e-mail: jnesbett@lhai.com





              DIRECTORS EXERCISE OPTIONS IN DESWELL INDUSTRIES INC.



HONG KONG (June 17, 2002) - Deswell Industries, Inc. (Nasdaq: DSWL) ("the Company") today announced that its executive directors Richard Lau and C.W. Leung exercised options totaling 45,000 Common Shares of the Company on June 1, 2002, and June 17, 2002. Proceeds to Deswell totaled $0.7 million, which will be used for working capital and general corporate purposes.

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT"), and pin-through hole ("PHT") interconnection technologies; and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Kyocera Mita Industrial Co. (H.K.) Limited, Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Vtech Communications Ltd., Peavey Electronics Corporation and Emerson.

To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.





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           Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                           For and on behalf
                                           of Deswell Industries, Inc.


                                           By:/S/ RICHARD LAU
                                              ---------------
                                           Richard Lau
                                           Chief Executive Officer

Date: June 17, 2002


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